UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **October 22, 2010**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As reported in the Current Report on Form 8-K of Cleco Corporation (the "Company") filed with the Securities and Exchange Commission on dated April 27, 2010, Dilek Samil, the former president and chief operating officer of Cleco Power LLC, a wholly-owned subsidiary of the Company, left her positions with Cleco Power effective May 23, 2010.

On October 22, 2010, the Company and Ms. Samil entered into a Separation Agreement. Pursuant to the Separation Agreement, Ms. Samil is entitled to receive a payment of $145,000 to be paid within 10 days of her execution of a Waiver and Release attached as an exhibit to the Separation Agreement. The Waiver and Release contains a general release of claims, subject to certain exceptions, relating to Ms. Samil's employment with the Company. In addition, the Separation Agreement provides that Ms. Samil is entitled to receive the benefits accrued and payable to her under the Company's Supplemental Executive Retirement Plan (the "SERP") with the parties agreeing that after the date on which Ms. Samil provides notice to the Company that she has retired from all substantial employment, her benefits under the SERP will be recalculated and prospectively paid as if she had attained age 55 as of May 23, 2010, the agreed date that Ms. Samil ceased being employed by the Company. In the Separation Agreement, Ms. Samil has also agreed to adhere to certain confidentiality, non-solicitation and non-disparagement covenants.

The foregoing description of the Separation Agreement is qualified in its entirety by reference to the Separation Agreement that is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is furnished herewith:

10.1   Separation Agreement by and between Cleco Corporation and Dilek Samil dated October 22, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO CORPORATION

Date: October 22, 2010   By: /s/ R. Russell Davis_____
                                                 R. Russell Davis
                                                 Vice President - Investor Relations &
                                                 Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC

Date: October 22, 2010   By: /s/ R. Russell Davis_____
                                                 R. Russell Davis
                                                 Vice President - Investor Relations &
                                                 Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Separation Agreement by and between Cleco Corporation and Dilek Samil dated October 22, 2010.